Exhibit 99.1

China Digital TV Announces Unaudited Third Quarter 2017 Results

BEIJING, November 14, 2017 /PRNewswire/ – China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms embedded with gaming and other applications to PRC digital television and telecommunication network operators, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Mr. Jianhua Zhu, China Digital TV’s chief executive officer, commented, “We are pleased to achieve 21.5% year-over-year net revenue growth in the third quarter. The growth momentum was driven by our accelerated geographic expansion. During the third quarter, we made notable progress in new product development. Collaborating with Dalian Tiantu operator, we launched our Cloud Virtual Reality platform in September 2017. The new platform enables Dalian Tiantu to utilize our industry-leading cloud computing capacity to stream its VR-related content and services to user televisions at a high and stable speed. This is part of our ongoing effort to diversify and innovate our content offerings and solidify our position as China’s leading provider of cloud platforms.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, stated, “On October 18, 2017, the Company received notification from the New York Stock Exchange stating that the Committee for Review of the Regulatory Oversight Committee of the Board of Directors of the NYSE has affirmed to suspend trading of the American Depositary Shares of China Digital TV and to commence delisting proceedings. As a result of the final delisting decision, our shares will continue to be quoted on the OTC market under the ticker symbol "STVVY". We will continue to execute our growth strategies and stay committed to creating lasting value to our shareholders.”

Third Quarter 2017 Results1

China Digital TV’s net revenues increased by 21.5% to US$1.2 million from US$1.0 million in the prior year period. The increase in net revenues was primarily due to the increased revenues from system integration during the quarter.

Cost of revenues increased by 59.5% to US$0.4 million from US$0.2 million in the prior year period. The increase in cost of revenues was consistent with the increased net revenues in the third quarter of 2017.

Gross profit increased by 10.6% to US$0.85 million from US$0.77 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 70.7% in the third quarter of 2017 as compared with 77.7% in the prior year period.

Operating expenses in the third quarter of 2017 decreased by 11.0% to US$2.7 million from US$3.0 million in the prior year period.

●	Research and development expenses in the third quarter of 2017 was US$1.1 million, which remained stable as compared to the prior year period.

●	Selling and marketing expenses in the third quarter of 2017 decreased by 31.3% to US$0.4 million from US$0.6 million in the prior year period. The decline was mainly due to a decrease in personnel-related expenses.

●	General and administrative expenses in the third quarter of 2017 decreased by 7.7% to US$1.2 million from US$1.3 million in the prior year period. The decline was mainly due to a decrease in rental expenses.

1Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Loss from continuing operations in the third quarter of 2017 decreased by 18.4% to US$1.8 million from US$2.3 million in the prior year period.

Income tax expenses in the third quarter of 2017 was US$0.09 million as compared to US$0.05 million in the prior year period.

Net loss attributable to China Digital TV Holding Co., Ltd in the third quarter of 2017 increased to US$1.6 million from US$0.5 million in the prior year period. This was mainly due to decreased net income from discontinued operations.

Non-GAAP net loss2 attributable to China Digital TV Holding Co., Ltd in the third quarter of 2017 was US$1.5 million as compared to US$0.4 million in the prior year period3.

Balance Sheet

As of September 30, 2017, China Digital TV had cash and cash equivalents and term deposits totaling US$30.6 million.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms embedded with gaming and other applications to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

2 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses, and amortization of acquired intangible assets from business acquisitions.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	September 30,	June 30,	September 30,
	2017	2017	2016

Total revenues	$1,199	$1,270	$985
Taxes and surcharges	(2)	(8)	-
Net revenues	1,197	1,262	985

Cost of revenues	(351)	(657)	(220)
Gross profit	846	605	765

Operating expenses:
Research and development expenses	(1,085)	(1,018)	(1,142)
Selling and marketing expenses	(384)	(514)	(559)
General and administrative expenses	(1,216)	(741)	(1,317)
Total operating expenses	(2,685)	(2,273)	(3,018)

Loss from continuing operations	(1,839)	(1,668)	(2,253)

Interest income	83	477	13
Other (expenses)/income, net	(43)	33	57
Loss before income tax expenses	(1,799)	(1,158)	(2,183)

Income tax expenses	(89)	(53)	(46)
Net loss from continuing operations	(1,888)	(1,211)	(2,229)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes	-	-	1,746
Net loss	(1,888)	(1,211)	(483)
Less: Net loss attributable to noncontrolling interest	(280)	(341)	(25)
Net loss attributable to China Digital TV Holding Co., Ltd.	$(1,608)	$(870)	$(458)

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net loss from continuing operations	(1,608)	(870)	(2,014)
Net income from discontinued operations	-	-	1,556
Net loss attributable to China Digital TV Holding Co., Ltd.	$(1,608)	$(870)	$(458)

Net loss	$(1,888)	$(1,211)	$(483)
Other comprehensive income/(loss), net of income taxes
Foreign currency translation adjustment	256	202	(453)
Comprehensive loss	(1,632)	(1,009)	(936)
Less: Comprehensive loss attributable to noncontrolling interest	(223)	(298)	(50)
Comprehensive loss attributable to China Digital TV Holding Co., Ltd.	$(1,409)	$(711)	$(886)

Earnings/(loss) per share: Basic earnings/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.025)	(0.014)	(0.033)
Net income from discontinued operations	-	-	0.026
Net loss	$(0.025)	$(0.014)	$(0.007)

Diluted earnings/ (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.025)	(0.014)	(0.033)
Net income from discontinued operations	-	-	0.026
Net loss	$0.025)	$(0.014)	$(0.007)

Weighted average shares used in calculating earnings/(loss) per ordinary share:
Basic	63,508,656	62,134,950	60,194,546
Diluted	63,508,656	62,134,950	60,194,546

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	September 30,	December 31,
ASSETS	2017	2016
Current assets:
Cash and cash equivalents	$28,269	$117,292
Restricted cash	-	4,753
Term deposits	2,360	2,344
Notes receivable	31	81
Accounts receivable, net	692	500
Inventories	158	4
Prepaid expenses and other current assets	1,408	1,611
Total current assets	32,918	126,585
Property and equipment, net	469	421
Intangible assets, net	224	258
Goodwill	684	655
Deferred income tax assets	-	52
TOTAL ASSETS	34,295	127,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	336	445
Accrued expenses and other current liabilities	2,015	2,557
Deferred revenue and deferred income - current	2,055	1,382
Government subsidies - current	73	81
Total current liabilities	4,479	4,465
Deferred revenue and deferred income - non-current	204	125
Government subsidies - non-current	269	310
Total liabilities	4,952	4,900

Ordinary shares	32	30
Additional paid-in capital	29,726	45,273
Statutory reserve	88	88
(Accumulated deficit)/Retained earnings	(2,478)	75,104
Subscription receivable	(987)	(596)
Accumulated other comprehensive income/(loss)	209	(289)
Total China Digital TV Holding Co., Ltd. shareholders' equity	26,590	119,610
Noncontrolling interest	2,753	3,461
Total equity	29,343	123,071
TOTAL LIABILITIES AND EQUITY	$34,295	$127,971

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes share-based compensation expenses, and amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	September 30,	June 30,	September 30,
	2017	2017	2016
	(in thousands of U.S. dollars)
Net loss attributable to China Digital TV Holding Co., Ltd. shareholders - GAAP	$(1,608)	$(870)	$(458)
Share-based compensation expenses	84	128	3
Amortization of intangible assets from business acquisitions	5	10	12
Net loss attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$(1,519)	$(732)	$(443)